HQ SUSTAINABLE MARITIME INDUSTRIES, INC.
                               Melbourne Towers ,
                          1511 Third Avenue, Suite 788,
                               Seattle, WA. 98101


June 6, 2006

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Form  SB-2
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General
-------

1. We note that Norbert Spoors, your President and CEO, participated in an interview dated February 23, 2006. Please include, in your disclosure, material information that did not appear in the registration statement.

We have noted this comment included additional information not previously discussed in the registration statement.

2. In your previous forms 10-Q filings, you provide various disclosures concerning "significant" or "material" changes in internal controls over financial reporting. In the 3/31/2005 Form 10-Q, you state that there were no significant changes that could "significantly affect" internal controls over financial reporting. Please explain the differences in your internal controls over financial reporting.

From time to time, the Company and its management have conducted, and will continue to conduct, further reviews and, from time to time will put in place additional documentation of the Company's disclosure controls and procedures, as well as its internal control over financial reporting. The Company may, from time to time, make changes aimed at enhancing their effectiveness, as well as changes aimed at ensuring that the Company's systems evolve with, and meet the needs of, the Company's business. These changes may include changes necessary or desirable to address recommendations of the Company's management, its counsel and/or its independent auditors, including any recommendations of its independent auditors arising out of their audits and reviews of the Company's financial statements. These changes may include changes to the Company's own systems, as well as to the systems of businesses that the Company has acquired or that the Company may acquire in the future and will, if made, be intended to enhance the effectiveness of the Company's controls and procedures. The Company is also continually striving to improve its management and operational efficiency and the Company expects that its efforts in that regard will, from time to time, directly or indirectly affect the Company's disclosure controls and procedures, as well as the Company's internal control over financial reporting.

For the year ended December 31, 2005, the Company's independent auditors advised management and the Board of Directors that in connection with its audit of the Company's consolidated financial statements for the year ended December 31, 2005, that it had noted no matters involving the Company's internal control and the Company's operations that it considered to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions are matters coming to an independent auditors' attention that, in their judgment, relate to significant deficiencies in the design or operation of internal control and could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Further, a material weakness is a reportable condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Although the independent auditors did not report any material weaknesses in internal controls, as noted above, the Company has made and is continuing to make changes in its controls and procedures, (including its internal control over financial reporting), aimed at enhancing their effectiveness and ensuring that the Company's systems evolve with, and meet the needs of, the Company's business. As further noted above, the Company is also continually striving to improve its management and operational efficiency and the Company expects that its efforts in that regard will from time to time directly or indirectly affect the Company's controls and procedures, including its internal control over financial reporting.


During the fiscal year 2005, we evaluated regularly the procedures in our internal control system in order to improve efficiency over financial reporting. For example, we isolated situations that require management's attention, i.e. exceptional transactions as opposed to routine transactions (material purchases, leases, debt/equity financing, material contracts, etc). In such cases, management intervenes (using their experience and judgment and with the assistance of specialists) to assure the financial reporting on such transactions is respectful of the related regulations. During this period, while there were no changes in internal controls over financial reporting, we were in the process of upgrading the Company's controls and procedures to ensure full compliance and proper reporting. Accordingly, we reported our review in a cautionary manner. At present, we are satisfied that our internal controls and procedures are compliant with the requirements of Regulation SB.

The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Norbert Sporns

Norbert Sporns
President
And Chief Executive Officer